Exhibit 99.1

Class Action Lawsuit Against Canadian Solar Dismissed with Prejudice

GUELPH, Ontario, April 2, 2013  — Canadian Solar, Inc., (the “Company,” or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today announced that the United States District Court for the Southern District of New York dismissed with prejudice a class action lawsuit filed against the Company and certain named defendants. The lawsuit alleged that the Company’s financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The Court found that the plaintiffs failed to adequately allege a securities law violation, and on March 29, 2013, it granted the Company’s motion to dismiss all claims against all defendants with prejudice. The plaintiffs have 30 days to appeal the judgment.

About Canadian Solar Inc. (NASDAQ:  CSIQ)

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia, Africa and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.